

September 26, 2012

Via E-mail
Charles E. Peters, Jr.
Executive Vice President and Chief Financial Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

> **Re:** **Red Hat, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2012**
> **Filed April 25, 2012**
> **File No. 001-33162**

Dear Mr. Peters:

We have reviewed your letter dated September 6, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 6, 2012.

Form 10-K for the Fiscal Year Ended February 29, 2012

Business

Backlog, page 9

1.   In your Q4 Fiscal 2012 earnings call, we note a statement by management that your bookings growth was over 30% for the fiscal year. As this does not clearly reconcile with the increase in the amount of off balance sheet backlog as disclosed in your Form 10-K or the increase in the total value of non-cancellable subscription and service agreements (on and off balance sheet) disclosed, please explain to us how this growth rate was calculated.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Deferred Revenue, page 45

2.   We note your disclosure that because of the company's subscription model and revenue recognition policies, deferred revenue improves predictability of future revenue. We further note your disclosure on page 44 that deferred revenue is one of the factors considered in evaluating the performance of your business. Please tell us what consideration was given to further describing how you consider deferred revenue, including any metrics used, in evaluating performance to enhance a reader's understanding of the changes in financial condition and results of operations. In evaluating deferred revenue, describe how you take into count the various factors you mention in your response to prior comment 3 when you state that you believe that bookings are not a reliable indicator of revenues and may vary for several reasons. Please refer to Instructions 1 and 2 to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

June 20, 2012 Q1 Fiscal 2013 Earnings Call

3.   In your response to prior comment 3 regarding the data on historical quarterly billings and quarterly billings proxy growth presented on June 27, 2012 at Analyst Day, you indicate that this was intended to illustrate (i) the recurring quarterly pattern of business each year and (ii) the impact of foreign currency fluctuations on billings growth in U.S. dollars. To help us better understand the recurring quarterly pattern of business and any differences between patterns in billings compared to bookings, please provide us with similar data regarding historical quarterly bookings. To the extent that there are any significant differences in the overall trends or patterns highlighted when comparing such data to the quarterly billings data, explain to us the underlying reasons.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief